Vertical Aerospace Ltd.

Unit 1 Camwal Court, Chapel Street,

Bristol BS2 0UW
United Kingdom
+44 117 457 2094

May 5, 2022

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Vertical Aerospace Ltd.
Registration Statement on Form F-1 (File No. 333-264601)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-264601) (the “Registration Statement”) of Vertical Aerospace Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 9, 2022, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling David Stewart at +1 (405) 933-4988.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Vertical Aerospace Ltd.

By:	/s/ Vincent Casey
Name: Vincent Casey
Title: Chief Financial Officer

cc:	(via email) Sanjay Verma, Vertical Aerospace Ltd. Robbie McLaren, Latham & Watkins (London) LLP David Stewart, Latham & Watkins (London) LLP